# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATAI Life Sciences N.V., CIK 0001840904
CUSIP: 45822R101
Title of class of securities: Ordinary Shares, par value Euro 0.10 per share
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 100179
Date of event which requires filing of this statement: 10/16/2025
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8426

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 55,211,716; sole dispositive power 0; shared dispositive power 55,211,716; aggregate amount beneficially owned 55,211,716 (23.4% of the class)
- Apeiron Presight Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Fabian Hansen: type of reporting person: individual (IN); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Christian Angermayer: type of reporting person: individual (IN); sole voting power 1,339,663; shared voting power 55,211,716; sole dispositive power 1,339,663; shared dispositive power 55,211,716; aggregate amount beneficially owned 56,551,379 (24% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value Euro 0.10 per share
Name of issuer: ATAI Life Sciences N.V.
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 100179

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 3 (the "Amendment No. 3") to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2025 (the "Schedule 13D"), Amendment No. 1 thereto filed on June 4, 2025 and Amendment No. 2 thereto filed on August 18, 2025. This Amendment No. 3 is filed by:

(i) Apeiron Investment Group Ltd. ("Apeiron");
(ii) Apeiron Presight Capital Fund II, L.P. ("Presight II");
(iii) Presight Capital Management I, L.L.C. ("Presight Management");
(iv) Fabian Hansen; and
(v) Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave #3391, Covina, CA 91723 USA.
Present principal occupation or employment:
The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II.

Apeiron's sole director is Mario Frendo and his principal business address is 66 & 67 Amery Street, SLM1707, Sliema, Malta. His present principal occupation is Senior Legal Counsel at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Frendo is a Maltese citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of October 20, 2025, the Reporting Persons collectively beneficially own 55,211,716 Ordinary Shares, representing approximately 23.4% of the voting rights attached to the Ordinary Shares.

The ownership percentages set forth in this Amendment No. 3 have been calculated on the basis of 235,969,597 Ordinary Shares outstanding as of October 16, 2025, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission ("SEC") on October 17, 2025, an additional 2,367,200 Ordinary Shares issued to Apeiron upon the conversion of the previously disclosed convertible promissory notes of the Issuer, and 1,339,663 vested options that are exercisable into one Ordinary share each at an exercise price of $5.68 per Ordinary Share held by Christian Angermayer as of October 16, 2025 (the "Vested Options").
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth, as of the date of this Amendment No. 3, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of.

Sole Shared Sole power to Shared
power power dispose power
Amount Percent to vote or to vote or to or to direct to dispose or beneficially of class to direct direct the the to direct the
Reporting Person owned the vote vote disposition disposition
Apeiron Investment Group,
Ltd. 55,211,716 23.4% 0 55,211,716 0 55,211,716
Apeiron Presight Capital Fund
II, L.P. 1,799,302 0.8% 0 1,799,302 0 1,799,302
Presight Capital Management
I, L.L.C. 1,799,302 0.8% 0 1,799,302 0 1,799,302
Fabian Hansen
1,799,302 0.8% 0 1,799,302 0 1,799,302
Christian Angermayer
56,551,379 24.0% 1,339,663 55,211,716 1,339,663 55,211,716

Presight II is the record holder of 1,799,302 Ordinary Shares. Apeiron is the record holder of 53,412,414 Ordinary Shares which includes 2,367,200 Ordinary Shares issued to Apeiron upon the conversion of the previously disclosed convertible promissory notes of the Issuer. Christian Angermayer may be deemed to beneficially own 1,339,663 Ordinary Shares underlying the Vested Options.

Presight Management is the general partner of Presight II. Apeiron and Fabian Hansen are the managing members of Presight Management. Christian Angermayer is the controlling shareholder of Apeiron.

As a result, each of Presight Management, Apeiron, Mr. Hansen and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Presight II, and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Apeiron.
Transactions in the class effected during the past sixty days: Except as described in this Item 5, none of the Reporting Persons has beneficial ownership of any Ordinary Shares or, except as described in this Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Lock-Up Agreement

On October 20, 2025, the Issuer closed a registered offering of 23,725,000 Common Shares at a purchase price of $5.48 per share with gross proceeds of approximately $130 million (the "Offering"). On October 16, 2025, Apeiron entered into a lock-up agreement (the "Lock-Up Agreement") with Jefferies LLC, as underwriter of the Offering. Pursuant to the terms of the form of Lock-Up Agreement, Apeiron has agreed that, for a period ending 90 days after the date of pricing of the Offering, it will not, without the prior written consent of the underwriter of the Offering and subject to certain customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares (provided, however, that the Lock-Up Agreement shall not apply to transfers of Ordinary Shares acquired in the open market after the completion of the Offering).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No Description
99.1 Lock-up Agreement, dated October 16, 2025, between Apeiron and Jefferies LLC

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (10/20/2025)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (10/20/2025)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (10/20/2025)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (10/20/2025)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (10/20/2025)